Appendix 2A - Application for quotation of securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Monday September 02, 2024

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security		Number of +securities to
code	Security description	be quoted Issue date

NVX	ORDINARY FULLY PAID	315,405 02/09/2024

Refer to next page for full details of the announcement

Appendix 2A - Application for quotation of securities	1 / 7

Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

2/9/2024

Appendix 2A - Application for quotation of securities	2 / 7

Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX ("existing class")

Appendix 2A - Application for quotation of securities	3 / 7

Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class FROM (Existing Class)

ASX +security code and description

NVXAG : SHARE RIGHTS

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted 65,405	The first date the options were exercised or other +convertible securities were converted 2/9/2024	The last date the options were exercised or other +convertible securities were converted 2/9/2024

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

Issue date

2/9/2024

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

Appendix 2A - Application for quotation of securities	4 / 7

Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

65,405

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued on the vesting of performance rights

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.615000

Any other information the entity wishes to provide about the +securities to be quoted

Existing +securities converting into additional +securities in an existing class FROM (Existing Class)

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted 250,000	The first date the options were exercised or other +convertible securities were converted 2/9/2024	The last date the options were exercised or other +convertible securities were converted 2/9/2024

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

No

Issue date

2/9/2024

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

Appendix 2A - Application for quotation of securities	5 / 7

Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

250,000

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued on the vesting of performance rights

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.615000

Any other information the entity wishes to provide about the +securities to be quoted

Appendix 2A - Application for quotation of securities	6 / 7

Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	493,049,668

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	25,565,044

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	16,166,667

NVXAG : SHARE RIGHTS	632,890

NVXAL : CONVERTIBLE NOTES	45,221,586

Appendix 2A - Application for quotation of securities	7 / 7